Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	46,402	45,479	40,925	178,650	162,990
Other income, net (refer to note 1(g))	1,159	1,139	1,190	4,322	3,600
Total Income	47,561	46,618	42,115	182,972	166,590
Expenses
Employee benefit expenses	24,688	24,122	22,015	95,094	85,950
Cost of technical sub-contractors	3,952	4,092	3,276	15,421	12,937
Travel expenses	532	510	520	2,097	1,894
Cost of software packages and others	3,969	3,982	3,899	15,722	15,911
Communication expenses	141	159	147	603	620
Consultancy and professional charges	661	486	301	2,090	1,655
Depreciation and amortisation expenses (1)	1,424	1,155	1,299	4,902	4,812
Finance cost	105	100	102	416	416
Other expenses	1,292	1,494	893	5,343	4,787
Total expenses	36,764	36,100	32,452	141,688	128,982
Profit before exceptional item and tax	10,797	10,518	9,663	41,284	37,608
Exceptional item
Impact of Labour Codes (refer to note 1(e))	–	1,289	–	1,289	–
Profit before tax	10,797	9,229	9,663	39,995	37,608
Tax expense:(refer to note 1(f))
Current tax	2,664	2,871	2,784	11,767	12,130
Deferred tax	(376)	(308)	(159)	(1,246)	(1,272)
Profit for the period	8,509	6,666	7,038	29,474	26,750
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(236)	56	(145)	(288)	(92)
Equity instruments through other comprehensive income, net	374	(4)	29	397	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(11)	4	(56)	(1)	(24)
Exchange differences on translation of foreign operations	1,021	354	384	3,256	357
Fair value changes on investments, net	(93)	(23)	63	(27)	199
Total other comprehensive income/(loss), net of tax	1,055	387	275	3,337	459
Total comprehensive income for the period	9,564	7,053	7,313	32,811	27,209
Profit attributable to:
Owners of the company	8,501	6,654	7,033	29,440	26,713
Non-controlling interests	8	12	5	34	37
	8,509	6,666	7,038	29,474	26,750

Total comprehensive income attributable to:
Owners of the company	9,546	7,040	7,304	32,750	27,167
Non-controlling interests	18	13	9	61	42
	9,564	7,053	7,313	32,811	27,209
Paid up share capital (par value 5/- each, fully paid)	2,024	2,024	2,073	2,024	2,073
Other equity *#	90,828	93,745	93,745	90,828	93,745
Earnings per equity share (par value 5/- each)**
Basic (in per share)	21.01	16.17	16.98	71.58	64.50
Diluted (in per share)	20.98	16.14	16.94	71.46	64.34

*	Balances for the quarter ended December 31, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2026, quarter ended December 31, 2025 and quarter ended March 31, 2025.

#	Excludes non-controlling interest

(1)	A decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. The Company has recognized 241 crore as the excess of carrying value over the estimated recoverable value for the quarter and year ended March 31, 2026 and 188 crore for the quarter and year ended March 31, 2025.

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and year ended March 31, 2026 have been taken on record by the Board of Directors at its meeting held on April 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Proposed change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year.

The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

c) Proposed change in the Company’s certifying accountant for filing with the U.S. Securities and Exchange Commission (‘U.S. SEC’)

The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028.

The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

d) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board had considered and approved the appointment of Diane Enberg Jurgens (DIN: 11585200) on April 17,2026, as an Additional & Independent Director effective April 22, 2026 for a period of 3 (years), subject to the approval of shareholders.

e) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things, introduced changes including a uniform definition of wages and enhanced benefits relating to leave.The Group had assessed the financial implications of these changes which had resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Consolidated Statement of Profit and Loss for the quarter ended December 31, 2025 and for the year ended March 31, 2026. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

f) Update on orders received from the Indian Income tax department

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961 from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore (included in other income as mentioned in point (g) below) was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

g) Other income includes interest on income tax refund of 408 crore and 328 crore for the quarter ended March 31, 2026 and March 31, 2025 respectively, 421 crore and 343 crore for the year ended March 31, 2026 and March 31, 2025 respectively and 8 crore for the quarter ended December 31, 2025.

h) Update on acquisitions

i) On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million (approximately 4,410 crore), excluding management incentives and retention bonus, subject to customary closing adjustments.

ii) On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million (approximately 901 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC.

i) Update on stock grants

i) Grants to CEO & MD

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.

d) The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2026 and the number of RSU's will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

ii) Grants to other employees

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved:

- Grant of 27,193 Restricted Stock Units (RSUs) under the 2015 Plan to eligible employees.

- Grant of Performance Based Stock incentives (PSUs) to eligible employee under the 2019 Plan covering the Company’s equity shares having a market value of 1.90 crore as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

The grants made under the 2015 Plan would vest equally over a period of two to three years and the grants made under the 2019 Plan would vest over a period of two years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f May 2, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026. The record date for the purpose of the payment of final dividend is June 10, 2026. The dividend will be paid on June 25, 2026. For the financial year ended 2025, the Company declared a final dividend of 22/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00	21.00
Final dividend	25.00	–	22.00	25.00	22.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31 2026	March 31 2025
ASSETS
Non-current assets
Property, plant and equipment	12,651	11,778
Right of use assets	6,177	6,311
Capital work-in-progress	526	814
Goodwill	12,117	10,106
Other Intangible assets	2,825	2,766
Financial assets
Investments	8,930	11,059
Loans	6	16
Other financial assets	2,776	3,511
Deferred tax assets (net)	2,264	1,108
Income tax assets (net)	666	1,622
Other non-current assets	3,540	2,713
Total non-current assets	52,478	51,804
Current assets
Financial assets
Investments	12,950	12,482
Trade receivables	35,234	31,158
Cash and cash equivalents	22,201	24,455
Loans	234	249
Other financial assets	15,890	13,840
Income tax assets (net)	1,835	2,975
Other current assets	15,145	11,940
Total current assets	103,489	97,099
Total Assets	155,967	148,903
EQUITY AND LIABILITIES
Equity
Equity share capital	2,024	2,073
Other equity	90,828	93,745
Total equity attributable to equity holders of the Company	92,852	95,818
Non-controlling interests	445	385
Total equity	93,297	96,203
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,016	5,772
Other financial liabilities	2,092	2,141
Deferred tax liabilities (net)	1,679	1,722
Other non-current liabilities	561	215
Total non-current liabilities	10,348	9,850
Current liabilities
Financial liabilities
Lease liabilities	3,160	2,455
Trade payables	4,744	4,164
Other financial liabilities	21,483	18,138
Other Current Liabilities	15,779	11,765
Provisions	1,512	1,475
Income tax liabilities (net)	5,644	4,853
Total current liabilities	52,322	42,850
Total equity and liabilities	155,967	148,903

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2026 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2026	2025
Cash flow from operating activities
Profit for the year	29,474	26,750
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	10,521	10,858
Depreciation and amortization	4,902	4,812
Interest and dividend income	(2,630)	(2,570)
Finance cost	416	416
Impairment loss recognized / (reversed) under expected credit loss model	33	48
Exchange differences on translation of assets and liabilities, net	954	79
Stock compensation expense	952	802
Interest receivable on income tax refund	(63)	(327)
Provision for post sale client support	(167)	(110)
Other adjustments	881	833
Changes in assets and liabilities
Trade receivables and unbilled revenue	(5,177)	(1,769)
Loans, other financial assets and other assets	(2,645)	(1,024)
Trade payables	(26)	176
Other financial liabilities, other liabilities and provisions	5,209	2,322
Cash generated from operations	42,634	41,296
Income taxes (paid) / received	(8,648)	(5,602)
Net cash generated by operating activities	33,986	35,694
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	(2,727)	(2,237)
Deposits placed with corporation	(944)	(1,225)
Redemption of deposits placed with Corporation	725	776
Interest and dividend received	2,713	2,040
Payment towards acquisition of business, net of cash acquired	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business	(13)	–
Escrow and other deposits pertaining to Buyback	(1,815)	–
Redemption of escrow and other deposits pertaining to Buyback	1,815	–
Other receipts	15	10
Payments to acquire Investments
Tax free bonds and government bonds	(153)	(2)
Mutual fund units	(72,878)	(73,048)
Certificates of deposit	(14,035)	(6,978)
Commercial Paper	(3,255)	(6,403)
Non convertible debentures	(3,438)	(3,240)
Government securities	(2,859)	–
Other investments	(38)	(60)
Proceeds on sale of Investments
Tax free bonds and government bonds	1,378	109
Target Maturity funds	487	–
Mutual fund units	72,682	73,987
Certificates of deposit	9,767	6,688
Commercial Papers	5,810	7,735
Non-convertible debentures	4,083	2,591
Government securities	5,259	455
Other investments	4	11
Net cash generated / (used in) investing activities	1,946	(1,946)
Cash flows from financing activities:
Payment of lease liabilities	(2,824)	(2,355)
Payment of dividends	(18,653)	(20,287)
Loan repayment of in-tech Holding GmbH	–	(985)
Payment of dividend to non-controlling interest of subsidiary	(3)	(2)
Shares issued on exercise of employee stock options	2	6
Buyback of equity shares including transaction costs	(18,058)	–
Other payments	(250)	(538)
Net cash used in financing activities	(39,786)	(24,161)
Net increase / (decrease) in cash and cash equivalents	(3,854)	9,587
Effect of exchange rate changes on cash and cash equivalents	1,600	82
Cash and cash equivalents at the beginning of the period	24,455	14,786
Cash and cash equivalents at the end of the period	22,201	24,455
Supplementary information:
Restricted cash balance	422	424

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2026 and March 31, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Revenue by business segment
Financial Services (1)	12,976	12,817	11,614	49,908	45,175
Manufacturing	7,358	7,570	6,527	29,078	25,207
Energy, Utilities, Resources and Services	6,114	6,016	5,308	23,818	21,710
Retail (2)	5,958	5,829	5,440	23,077	22,059
Communication (3)	5,752	5,518	4,798	21,765	19,108
Hi-Tech	3,558	3,371	3,397	13,928	13,090
Life Sciences (4)	3,393	3,267	2,765	12,267	11,831
All other segments (5)	1,293	1,091	1,076	4,809	4,810
Total	46,402	45,479	40,925	178,650	162,990
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	46,402	45,479	40,925	178,650	162,990
Segment Profit:
Financial Services (1)	3,410	3,236	2,948	12,678	11,099
Manufacturing	1,541	1,735	1,196	6,444	4,856
Energy, Utilities , Resources and Services	1,548	1,493	1,577	5,984	6,097
Retail (2)	1,811	1,867	1,640	7,089	7,133
Communication (3)	1,027	936	836	3,861	3,341
Hi-Tech	930	767	795	3,228	3,220
Life Sciences (4)	659	698	617	2,444	2,663
All other segments (5)	241	67	265	717	827
Total	11,167	10,799	9,874	42,445	39,236
Less: Other Unallocable expenditure*	1,424	2,444	1,299	6,191	4,812
Add: Unallocable other income	1,159	974	1,190	4,157	3,600
Less: Finance cost	105	100	102	416	416
Profit before tax and non-controlling interests	10,797	9,229	9,663	39,995	37,608

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the quarter ended December 31, 2025 and year ended March 31, 2026. (Refer note 1(e) above)

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Revenue from operations	38,641	37,996	34,136	148,819	136,592
Profit before exceptional item and tax	9,956	10,817	9,061	39,903	35,441
Exceptional item - Impact of Labour Codes	–	1,146	–	1,146	–
Profit before tax	9,956	9,671	9,061	38,757	35,441
Profit for the period	7,975	7,363	6,628	29,211	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India April 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
	Audited	Audited	Audited	Audited	Audited
Revenues	5,040	5,099	4,730	20,158	19,277
Cost of sales	3,485	3,660	3,302	14,079	13,405
Gross profit	1,555	1,439	1,428	6,079	5,872
Operating expenses	500	502	436	1,994	1,801
Operating profit #	1,055	937	992	4,085	4,071
Other income, net	125	109	137	468	425
Finance cost	12	11	12	47	49
Profit before income taxes	1,168	1,035	1,117	4,506	4,447
Income tax expense	248	287	303	1,190	1,285
Net profit	920	748	814	3,316	3,162
Earnings per equity share*
Basic (in $ per share)	0.23	0.18	0.20	0.81	0.76
Diluted (in $ per share)	0.23	0.18	0.20	0.80	0.76
Total assets	16,446	15,953	17,419	16,446	17,419
Cash and cash equivalents and current investments	3,706	2,985	4,321	3,706	4,321

*	EPS is not annualized for the quarter ended March 31, 2026, quarter ended December 31, 2025 and quarter ended March 31, 2025.

#	includes $143 million towards impact of Labour Codes for the quarter ended December 31, 2025 and year ended March 31, 2026. (Refer note 1(e) above)

Certain statements in this release, including those concerning our future growth prospects and our future financial or operating performance, are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes and developments in the US H-1B visa program, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.